

Mail Stop 7010

December 9, 2008

Joanne Moffic-Silver
Executive Vice President and General Counsel
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, Illinois 60605

Re: CBOE Holdings, Inc.
   Amendment No. 3 to Registration Statement on Form S-4
   Filed November 19, 2008
   File No. 333-140574

Dear Ms. Moffic-Silver:

   We have reviewed your filing and have the following comments.

Unaudited Pro Forma Consolidated Financial Statements, page B-2

1.   Please tell us how you will reflect the Exercise Right Settlement Agreement in the pro forma financial statements including the $300 million cash payment to qualifying class members and the potential revolving line of credit.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bret Johnson, staff accountant, at (202) 551-3753 or John Cash, accounting branch chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Richard T. Miller, Esq. (Via Facsimile 312-258-5600)